March 6, 2025

Xueyuan Weng
Chief Executive Officer
Golden Sun Health Technology Group Ltd
Room 503, Building C2, No. 1599
Xinjinqiao Road, Pudong New Area
Shanghai, China 200083

       Re: Golden Sun Health Technology Group Ltd
           Draft Registration Statement on Form F-1
           Submitted February 26, 2025
           CIK No. 0001826376
Dear Xueyuan Weng:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Charles Yongjun Fu